UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 22, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests

____________________

Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

On January 22, 2020, Shake it Up Baby, the 2017 Colt that was the Underlying Asset for Series Shake it Up Baby, died. Series Shake it Up Baby had mortality insurance.

Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”), will distribute to members of Series Shake it Up Baby all of the remaining assets (which consist only of cash) of Series Shake it Up Baby, after accounting for (i) (a) the remaining, unused balance of cash reserves for upkeep fees, training, and prepaid expenses, plus (b) proceeds received from mortality insurance resulting from the death of Shake it Up Baby, (ii) less (c) related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Shake it Up Baby (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment to members of Series Shake it Up Baby, net of any and all Expenses, the Manager intends to terminate and wind up Series Shake it Up Baby because Series Shake it Up Baby would no longer have any assets or liabilities.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: February 6, 2020	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer